SO
3/3/03

03002533

D STATES
CHANGE COMMISSION
Washington, D.C. 20549

VF 2-27-03

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2003
WASH. D.C.
165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wedgewood Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis (City) — Missouri (State) — 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony L. Guerrerio — 314-567-6407 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co., LLP
(Name - *if individual, state last, first, middle name*)

One North Brentwood (Address) — Clayton (City) — Missouri (State) — 63105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony L. Guerrerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedgewood Partners, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Lorraine A Cramer

Notary Public

LORRAINE A. CRAMER
Notary Public - Notary Seal
State of Missouri
St. Louis County
Commission Expires August 14, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Contents

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2002, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

January 23, 2003

WEDGEWOOD PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Cash and cash equivalents	$ 613,754
Deposit with clearing organization (cash of $847 and securities with a market value of $57,559 - Note 2)	58,406
Securities owned- marketable, at market value	54,500
Receivable from clearing organization	43,962
Equipment and leasehold improvements (Note 3)	45,178
	$ 815,800

Liabilities And Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 45,607
Income taxes payable	9,755
Total Liabilities	55,362
Stockholder's Equity	
Common stock, $1 par value, authorized 150,000 shares, issued and outstanding 110,909 shares	110,909
Additional paid-in capital	724,091
Retained deficit	(74,562)
Total Stockholder's Equity	760,438
	$ 815,800

WEDGEWOOD PARTNERS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2002

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance - Beginning Of Year	110,909	$ 110,909	$ 724,091	$ (115,800)	$ 719,200
Net Income	—	—	—	41,238	41,238
Balance - End Of Year	110,909	$ 110,909	$ 724,091	$ (74,562)	$ 760,438

See the accompanying notes to financial statements.

WEDGEWOOD PARTNERS, INC.

STATEMENT OF INCOME
For The Year Ended December 31, 2002

Revenues	
Commissions	$ 462,086
Investment company shares	104,291
Investment advisory fees	1,456,811
Interest and dividends	146,427
Other income	101,306
Total Revenues	2,270,921
Expenses	
Employee compensation and benefits	1,475,810
Exchange and clearance fees	150,216
Communications and data processing	182,529
Occupancy	123,807
Other expenses	266,933
Total Expenses	2,199,295
Income Before Provision For Income Taxes	71,626
Provision For Income Taxes	30,388
Net Income	$ 41,238

See the accompanying notes to financial statements.

WEDGEWOOD PARTNERS, INC.

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net income	$ 41,238
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	29,669
Change in assets and liabilities:	
Increase in deposit with clearing organization	(3,874)
Decrease in receivable from clearing organization	27,407
Decrease in prepaid expenses	24,828
Increase in income taxes payable	7,737
Decrease in accounts payable and accrued expenses	(10,715)
Net Cash Provided By Operating Activities	116,290
Cash Flows From Investing Activities	
Purchase of fixed assets	(2,627)
Purchase of securities	(54,500)
Net Cash Used In Operating Activities	(57,127)
Net Increase In Cash And Cash Equivalents	59,163
Cash And Cash Equivalents - Beginning Of Year	554,591
Cash And Cash Equivalents - End Of Year	$ 613,754
Supplemental Disclosure Of Cash Flow Information	
Income taxes paid	$ 22,651

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Securities Transactions

Securities transactions of the Company are recorded on the trade date basis.

Investment advisory fees are recognized on a pro rata basis over the term of the contract.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash And Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2002 is $605,290 which is not covered under FDIC insurance.

Investment Advisory Fee Income

Fee income is recorded as earned, with billed but not collected amounts reflected as accounts receivable and amounts received but not earned reflected as deferred income.

Equipment And Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using straight line and accelerated methods. The assets are depreciated and amortized over the following periods:

Furniture and equipment	3 - 7 years
Computer software	5 years
Leasehold improvements	6 years

Income Taxes

Income taxes consist of federal and state income taxes due resulting from applying statutory tax rates to pretax income.

2. Operations

Wedgewood Partners, Inc. (the Company) was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services. The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15a3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $50,000 of cash and/or securities be maintained with the broker-dealer. The deposit amount is made up primarily of investments in municipal securities at December 31, 2002.

3. Equipment And Leasehold Improvements

Equipment and leasehold improvements consist of:

Furniture and equipment	$ 423,667
Computer software	65,758
Leasehold improvements	15,289
	504,714
Less: Accumulated depreciation and amortization	459,536
	$ 45,178

Depreciation and amortization charged against income amounted to $29,669.

4. Deferred Compensation Plan

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made a contribution of $102,637 in 2002.

5. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Commitments

The Company is obligated under an operating lease which expires May 31, 2003. The total future minimum rental commitments required under the noncancellable operating lease amount to $50,546 due in 2003.

Rent expense amounted to $93,919.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of Wedgewood Partners, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 23, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

January 23, 2003

WEDGEWOOD PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net Capital	
Total stockholder's equity	$ 760,438
Deductions and/or charges:	
Non-allowable assets:	
Equipment and leasehold improvements, net	45,178
Haircuts on securities:	
Municipal government obligations	2,406
Corporate obligations	8,175
	10,581
Net Capital	$ 704,679
Aggregate Indebtedness	$ 55,362
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 3,690
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 454,679
Excess net capital at 1000%	$ 699,143
Ratio of aggregate indebtedness to net capital	0.08 to 1

WEDGEWOOD PARTNERS, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17a-5)
December 31, 2002

Net capital, as reported in Company's Part II Focus Report (unaudited)	$ 711,091
Decrease in nonallowable assets	24,828
Adjustment to security haircuts	(207)
Audit adjustments:	
Increase in income taxes payable	(6,205)
Decrease in prepaid expenses	(24,828)
Net capital, per audited statement	$ 704,679

EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2002

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information For Possession Or Control Requirement Under Rule 15c3-3" are inapplicable.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Internal Accounting Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verification, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

Board of Directors
Wedgewood Partners, Inc.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

January 23, 2003